Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated April 6, 2020, with respect to the balance sheets of Groundfloor Real Estate 1, LLC as of December 31, 2019 and 2018, and the report dated March 16, 2020 with respect to the balance sheet of Groundfloor Finance Inc. as of December 31, 2019, and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the year then ended, for both companies, which appears in the accompanying Form 1-A of Groundfloor Real Estate 1, LLC. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. We also consent to the reference under the heading “Experts” appearing therein.

Atlanta, Georgia

August 13, 2020

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